August 18, 2015

VIA EDGAR TRANSMISSION

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	CARBO Ceramics Inc.
Form 10-Q for the Period Ended June 30, 2015
Filed July 30, 2015
Response Dated July 30, 2015
File No. 1-15903

Dear Mr. Cash:

We are responding to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to CARBO Ceramics Inc. (the “Company”) by letter dated August 4, 2015. This letter supplements our letters to the Commission dated July 30, 2015, July 23, 2015 and June 26, 2015 in response to the Commission’s letters dated July 28, 2015, July 9, 2015 and June 12, 2015, respectively, regarding the filings listed above. For your convenience, we have reproduced below in italics the Staff’s comment and have provided our response immediately below the Staff’s comment.

Item 2. Management’s Discussion and Analysis…, page 12

Liquidity and Capital Resources, page 16

1.	In your June 26, 2015 response to comment 13, you indicated that you would disclose the actual ratios/amounts related to any material debt covenants as well as the required ratios/amounts if you believe it is reasonably likely that one or more of these covenants could be violated. We note from your disclosures on page 16 that, subsequent to quarter end, you entered into a fourth amendment of your credit facility which, among other things, waived compliance with your maximum leverage ratio and fixed charge coverage ratio covenants through December 31, 2016 and added a minimum asset coverage ratio. We assume that without these modifications, you may not have complied with debt covenants through December 31, 2016. We also note your disclosure on page 17 that although you were in compliance with the new minimum asset coverage ratio covenant for the month ended June 30, 2015, “there can be no assurance that we will remain in compliance in future quarters and months.” Based on your operating performance for the first half of 2015, the economic challenges facing your industry, and the waiver/modification of debt covenants subsequent to quarter end, it appears to us that you should provide the previously requested disclosures in your next quarterly filing.

Mr. John Cash

Securities and Exchange Commission

August 18, 2015

In our next quarterly filing, the Company will disclose the ratios/amounts required under any material debt covenants and will show the actual ratios/amounts achieved as of the applicable balance sheet date.

* * *

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact the undersigned at (281) 921-6400.

Sincerely,

/s/ Ernesto Bautista, III
Ernesto Bautista, III Chief Financial Officer